FORM 51-101F1
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
HIP ENERGY CORPORATION
(the “Corporation”)

PART 1	DATE OF STATEMENT

The date of this statement is March 31, 2011. The effective date of the information provided in this statement is November 30, 2010. The date of preparation of the information provided herein is March 31, 2011.

PART 2	DISCLOSURE OF RESERVES DATA

As at November 30, 2010, the Corporation had no reserves, and hence no related future net revenue.

PART 3	PRICING ASSUMPTIONS

Not applicable.

PART 4	RECONCILIATION OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Not Applicable.

PART 5	ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Not applicable.

PART 6	OTHER OIL AND GAS INFORMATION

Item 6.1	Oil and Gas Properties and Wells

As at November 30, 2010, the Corporation had no interests in any producing or non-producing oil or gas wells, or any reserves, or any future revenue related to oil and gas production.

Item 6.2	Properties with No Attributed Reserves

As at November 30, 2010, the Corporation had no interests in any producing or non-producing oil or gas wells, or any reserves, or any future revenue related to oil and gas production.

Item 6.3	Forward Contracts

As at November 30, 2010, the Corporation had no forward sales contracts in place.

Item 6.4	Additional information Concerning Abandonment and Reclamation Costs

Not applicable.

Item 6.5	Tax Horizon

As at November 30, 2010, the Corporation anticipated having no taxes payable for the year ending November 30, 2011 and the Corporation did not expect to be taxable in the foreseeable future.

Item 6.6	Costs Incurred

During the fiscal year ended November 30, 2010, the Corporation did not incur any acquisition, exploration or development costs.

Item 6.7	Exploration and Development Activities

During the fiscal year ended November 30, 2010, the Corporation did not drill any wells and had no oil or gas production.

As at November 30, 2010, the Corporation had no current or likely exploration and development activities.

Item 6.8	Net Production Estimates for proved and probable reserves

Not applicable.

Item 6.9	Production History

During the fiscal year ended November 30, 2010, the Corporation did not engage in any production.